Exhibit 3.1

AMENDMENT TO THE SECOND AMENDED AND RESTATED

BYLAWS OF PREDICTIVE ONCOLOGY INC.

Pursuant to Article 10 of the Certificate of Incorporation, as amended, of Predictive Oncology Inc., a Delaware corporation (the “Corporation”), Section 6.06 of the Second Amended and Restated Bylaws of the Corporation (the “Bylaws”), and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the Bylaws of the Corporation are hereby amended as follows:

1.       Section 2.05 of Article 2 (Meetings of Stockholders) is hereby amended in its entirety to read as follows:

Section 2.05.      Quorum. Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of one-third of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

2.       Except as otherwise expressly modified by this Amendment, all terms, provisions, covenants and agreements contained in the Bylaws shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, this Amendment to the Second Amended and Restated Bylaws of Predictive Oncology Inc. is effective as of September 9, 2022.

By:	/s/ J. Melville Engle
J. Melville Engle, Chief Executive Officer